Exhibit 99.1

Cheetah Mobile Announces Changes to the Board of Directors

BEIJING, Dec. 28, 2017 /PRNewswire/ -- Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile Internet company with strong global vision, today announced that its Board of Directors (the “Board”) has appointed each of Mr. Michael Jinbo Yao and Mr. Michael Lingye Zuo as an independent director, effective December 28, 2017. Mr. Michael Jinbo Yao will also join the corporate governance and nominating committee of the Board, effective the same date. Mr. Michael Lingye Zuo will also join the audit committee, the compensation committee, and the corporate governance and nominating committee of the Board, effective the same date. In addition, Mr. David Ying Zhang has resigned as an independent director of the Company.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are honored and excited that both Mr. Michael Jinbo Yao and Mr. Michael Lingye Zuo will join our Board. Their extensive leadership experience, industry and investment expertise, and connections in China’s Internet space will bring significant value to Cheetah Mobile as the Company builds its next stage of growth. On behalf of Cheetah Mobile’s Board of Directors, I would also like to express my gratitude to Mr. David Ying Zhang for his time, dedication and valuable contribution to Cheetah Mobile.”

Mr. Michael Jinbo Yao is the Chairman and Chief Executive Officer of 58.com. Mr. Yao founded 58.com, and has served as the Chairman of the Board of Directors and Chief Executive Officer of 58.com since its inception. Mr. Yao is a pioneer in China’s Internet industry. Prior to founding 58.com, Mr. Yao founded in 2000 domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in the same year, Mr. Yao served in various managerial roles at net.cn, including Vice President of Sales, until 2005. Mr. Yao currently serves on the Board of Directors of Xueda Education Group, a NYSE-listed company he co-founded. Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Mr. Michael Lingye Zuo is one of the founding members of Matrix Partners (China) and has strong investment expertise. Mr. Zuo joined WI Harper after graduating from Tsinghua University School of Economics and Management in 2002, and played an instrumental role in WI Harper’s investment in Focus Media in 2004. At Matrix Partners (China), Mr. Zuo focuses on the marketplace and enterprise services sectors and is actively involved in making investment decisions. He has led investments in Cheetah Mobile, Baofeng, Liepin, Yuantiku, To8to, Anjuke, Babytree, 36Kr, Beisen, Xiaoshouyi. Mr. Zuo was ranked by Zero2IPO as one of the top 10 rising stars in China’s Venture Capital Industry in 2006.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with strong global vision. It has attracted hundreds of millions of monthly actively users through its mobile utilities products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and its live streaming product Live.me. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including Internet companies that provide online marketing services and Internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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